 Exhibit (a)(5)(B)

TWIN RIVER PUBLISHES Q&A REGARDING SELF TENDER OFFER

Providence, Rhode Island (July 11, 2019) — Twin River Worldwide Holdings, Inc. (NYSE: TRWH) today filed the attached questions and answers for investors regarding its modified Dutch auction tender offer to purchase shares of its common stock for cash at a price per share of not less than $29.50 nor greater than $33.00 and a maximum aggregate purchase price of no more than $75 million.

Twin River separately announced that it had entered into a definitive agreement with Eldorado Resorts to acquire the Isle of Capri Casino Kansas City in Kansas City, Missouri and the Lady Luck Casino Vicksburg in Vicksburg, Mississippi for $230 million, subject to adjustment.

This press release and attachment have been filed with the Securities and Exchange Commission on Schedule TO and amend the Offer to Purchase and the Letter of Transmittal to the extent so set forth. Twin River also filed a Current Report on Form 8-K about the proposed acquisition, which includes a copy of the press release announcing the transaction. All of Twin River’s SEC documents are also available on Twin River’s website (www.twinriverwwholdings.com).

General Information

Twin River’s board of directors has authorized the Offer, but none of the board of directors, Twin River, the dealer manager, the information agent or the depositary or any of their affiliates has made, and they are not making, any recommendation to Shareholders as to whether Shareholders should tender or refrain from tendering their Shares or as to the price or prices at which Shareholders may choose to tender their Shares. Twin River has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices (if any) at which they will tender their Shares. In doing so, Shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the letter of transmittal, including the purpose and effects of the tender offer. Shareholders are urged to discuss their decision with their own tax, financial and legal advisors.

Moelis & Company LLC is acting as the dealer manager for the Offer. MacKenzie Partners, Inc. is serving as the information agent and American Stock Transfer & Trust Company, LLC is acting as the depositary. The Offer to Purchase, the related letter of transmittal and the other tender offer materials have been filed as described above and were mailed to Shareholders. Shareholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer. Requests for documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or tenderoffer@mackenziepartners.com. Questions regarding the Offer may be directed to Moelis & Company LLC at (800) 346-8848 (toll free).

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Offer is only being made pursuant to the terms of the Offer to Purchase. Terms used in this press release with initial capital letters that are defined in the tender offer materials are used as so defined.

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About Twin River Worldwide Holdings, Inc.

Twin River Worldwide Holdings, Inc. owns and manages four casinos, two casinos in Rhode Island, one in Mississippi, and one in Delaware, as well as a Colorado horse race track that has 13 authorized OTB licenses. Properties include Twin River Casino Hotel (Lincoln, RI), Tiverton Casino Hotel (Tiverton, RI), Hard Rock Hotel & Casino (Biloxi, MS), Dover Downs Hotel & Casino (Dover, DE) and Arapahoe Park racetrack (Aurora, CO). Its casinos range in size from 1,000 slots and 32 table games facilities to properties with over 4,100 slots, approximately 125 table games, and 48 stadium gaming positions, along with hotel and resort amenities. Its shares are traded on the New York Stock Exchange under the ticker symbol “TRWH.”

Investor Contact

Stephen H. Capp

Executive Vice President and Chief Financial Officer

401-475-8474

InvestorRelations@twinriver.com

Media Contact

Patti Doyle

401-374-2553

patti.doyle@gmail.com

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QUESTIONS AND ANSWERS ABOUT TWIN RIVER SELF TENDER OFFER1

Q:	If a Shareholder elects to tender under the option for “Shares Tendered at Price Determined Pursuant to the Offer,” what Purchase Price will it receive?

A:	All Shares purchased in the Offer will be purchased at the same Purchase Price determined pursuant to the Offer.

If tendering Shareholders wish to maximize the chance that their Shares will be purchased, they may elect to tender under the option for “Shares Tendered at Price Determined Pursuant to the Offer.” In that event, the Purchase Price will be calculated without counting Shares so tendered and otherwise determined as described below. It is possible that making this election could lower or increase the Purchase Price that otherwise would be paid in the Offer if the Shareholders had designated a price.

Q:	How will the Purchase Price and proration factor be determined if any Shareholders tender without specifying a price?

A:	Standard General agreed at the Company’s request not to specify a price if it elects to tender Shares into the Offer. If Standard General or other Shareholders elect to tender Shares without specifying a price, the following rules will apply:

•	The Purchase Price would be calculated without regard to Shares tendered by Shareholders that elect to tender without specifying a price.
•	The proration factor would be calculated based on the number of total Shares tendered and not withdrawn in the Offer, including Shares tendered without specifying a price.

For example, for illustrative purposes only,2 assume that:

•	1.3 million Shares are tendered into the Offer by Shareholders specifying a price of $29.50/Share and 1.0 million Shares are tendered by Shareholders specifying a price of $31.75/Share;
•	Standard General and/or other Shareholders tender 1.0 million Shares into the Offer without specifying a price; and
•	No tendered Shares are withdrawn.

In these circumstances:

•	The Purchase Price would be $31.75 per Share.
•	The proration factor would be 71.582%, calculated as follows:
o	$75 million ÷ $31.75 = 2,362,205 (total Shares to be purchased)
o	2,362,205 ÷ 3,300,000 = 71.582% (proration factor)

[1]	Terms in this Investor Q&A with initial capital letters that are defined in the Offer to Purchase are used as so defined.

[2]	The price and numbers in this example do not reflect an expectation or prediction by the Company but solely illustrate how the required calculations would be made.

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•	Shareholders that specified prices would sell 1,646,386 Shares in the Offer (2.3 million Shares tendered x 71.582%) at $31.75 per Share, and Shareholders that did not specify a price would sell 715,820 Shares in the Offer (1.0 million Shares tendered x 71.582%) at $31.75/Share.[3]

In the unlikely event that all Shareholders tender Shares without specifying a price, the final Purchase Price would be the weighted average Share price as reported on the NYSE for the trading day on which the Expiration Time occurs, but not less than $29.50 per Share or more than $33.00 per Share.

Q:	Will calculations be rounded?

A:	The proration percentage for determining the number of Shares purchased in the Offer will be rounded up or down to the nearest one-thousandth of a percent, but no fractional Shares will be purchased.

Q:	When must Standard General tell Twin River whether it elects to tender any Shares and how many Shares it wishes to tender?

A:	Standard General agreed at the Company’s request to inform the Company no later than six business days prior to the Expiration Time, or July 16, 2019, unless the Offer is extended. The Company will promptly publish a press release with this information.

[3]	Exceeds total by one Share due to rounding.

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